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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Downing & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Wianno Ave.

(No. and Street)

Osterville	MA	02655-2027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Downing (508) 420-7373

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP

(Name — *if individual, state last, first, middle name*)

52 Church Street	Boston	MA	02116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

So 3-26-02

OATH OR AFFIRMATION

I, Robert F. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downing & Co., Inc., as of December 31, 19X 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Pres.

Title

Notary Public

PETER L. POLLOCK, Notary Public
My Commission Expires October 23, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNING & CO., INC.

Balance Sheets
As of December 31, 2001 and 2000

ASSETS

		2001		2000
CURRENT ASSETS:				
Cash and Cash Equivalents	$	28,020	$	6,061
Due to Parent		27,254		41,695
TOTAL CURRENT ASSETS		55,274		47,756
TOTAL ASSETS	$	55,274	$	47,756

LIABILITIES AND CAPITAL

		2001		2000
CURRENT LIABILITIES:				
Accrued Expenses	$	456	$	456
TOTAL CURRENT LIABILITIES		456		456
CAPITAL:				
Capital Stock - Common, No Par Value				
Authorized 10,200 Shares; Issued 1,400 Shares		1		1
Paid in Captial		42,000		42,000
Retained Earnings		27,817		20,299
Total		69,818		62,300
Less - Treasury Stock - 140 Shares At Cost		15,000		15,000
TOTAL CAPITAL		54,818		47,300
TOTAL LIABILITIES AND CAPITAL	$	55,274	$	47,756

The accompanying notes are an integral part of the financial statements.

DOWNING & CO., INC.

Statements of Income
For the Years ended December 31, 2001 and 2000

	2001	2000
OPERATING INCOME:		
Commissions and Fees	$ 105,000	$ -
OPERATING EXPENSES:		
Registraction and Assessments	540	540
Office and Miscellaneous Expense	456	1,374
Management Fees	96,679	-
TOTAL OPERATING EXPENSES	97,675	1,914
OPERATING (LOSS)	7,325	(1,914)
Add - INVESTMENT INCOME:		
Interest and Dividends	-	77
Miscellaneous Income	193	-
NET INCOME (LOSS) FOR THE YEAR	$ 7,518	$ (1,837)

The accompanying notes are an integral part of the financial statments.

DOWNING & CO., INC.

Statements of Retained Earnings
For the Years ended December 31, 2000 and 1999

	2001	2000
RETAINED EARNINGS, BEGINNING	$ 20,299	$ 22,136
Net Income (Loss) for the Year	7,518	(1,837)
RETAINED EARNINGS, ENDING	$ 27,817	$ 20,299

The accompanying notes are an integral part of the financial statments.

DOWNING & CO., INC.

Statements of Cash Flows
For the Years ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities		
Net Income (Loss)	$ 7,518	$ (1,837)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
(Increase) Decrease in Accounts Receivable	-	750
Undistributed (Earnings) Loss of Affiliate	14,441	(10,799)
Total Adjustments	14,441	(10,049)
Net Cash Provided (Used) by Operating Activities	21,959	(11,886)
Net Decrease by Cash and Cash Equivalents	21,959	(11,886)
Cash and Cash Equivalents at Beginning of Year	6,061	17,947
Cash and Cash Equivalents at End of Year	$ 28,020	$ 6,061

The accompanying notes are an integral part of the financial statements.

DOWNING & CO., INC.

Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - ORGANIZATION AND OPERATION:

Downing & Co., Inc., a Massachusetts corporation, became a wholly owned subsidiary of Downing & Company Holdings, Inc. on May 1, 1988.

The Company is an investment banking firm with offices in Osterville, Massachusetts.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

The Company maintains its records on the accrual basis.

For 2001 and 2000 operating expenses are borne by the parent company which charges a management fee based on revenue, after allocating specific charges.

The income for the year is included in the consolidated income tax return of the parent company. The Company computes its federal and state income taxes as if it filed separate returns and credits the subsidiary company its share of the income taxes.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Note 3 - PENSION PLAN:

The Company had a defined benefit plan for employees over age 20 with a minimum service of 1 year. The required contributions were paid by the Company. The plan was terminated in 1989 and the employee benefits were frozen. The employee benefits were transferred to a defined contribution plan covering employees of the parent company and its subsidiary. In 1991, an amendment was added empowering the Trustee to acquire and hold qualifying employer's securities, as these terms are defined in the Employee Retirement Income Security Act of 1974.

Note 4 - RELATED PARTY TRANSACTIONS:

Downing & Company Holdings, Inc. provides management service to the Company. For 2001 management fees amounted to $96,679 and for 2000, $0.

Note 5 - INCOME TAXES:

Federal income tax expense consists of the following:

	2001	2000
Federal and State Income Taxes	NONE	NONE
Less - Tax Benefits of Net Operating Loss Carryforward	NONE	NONE
Current Provision	NONE	NONE

The Company sustained substantial consolidated losses for the years 1994, 1996, 1997, 1998, 1999 and 2000. It could not be determined whether enough income would be generated to offset this loss, so no deferred asset was recorded. There remains a consolidated net operating loss carryforward of approximately $1,091,000 which expires in 2009-2020.

DOWNING & CO., INC.

December 31, 2001

SCHEDULE I

Computation of Net Capital

Line		
3	Total Ownership Equity Qualified for Net Capital	$ 54,818
	Deduct:	
6A	Non- Allowable Assets	27,254
8	Net Capital Before Haircuts	27,564
9	Haircuts on Securities	-
10	Net Capital	$ 27,564

SCHEDULE II

Computation of Basic Net Capital Requirement

Line		
11	Minimum Net Capital Required (6-2/3% of Line 19)	30
12	Minimum Dollar Net Capital Requirement	5,000
13	Net Capital Requirement (Greater of Line 11 or 12)	5,000
14	Excess Net Capital (Line 10 Less Line 13)	22,564
15	Excess Net Capital at 1,000% (Line 10 Less 10% of Line 19)	27,518

SCHEDULE III

Computation of Aggregate Indebtedness

Line		
16	Total A.I. Liabilities from Statement of Financial Position	456
19	Total Aggregate Indebtedness	456
20	Percentage of Aggregate Indebtedness to Net Capital	2 %

DOWNING & CO., INC.

December 31, 2001

Reconciliation of Audited Computation of Net Capital to Net Capital Per Focus Report

Net Capital Per Focus Report		$	13,020
Auditor's Adjustments			888
Per Audit Computation - Non-Allowed Assets	$ 27,254		
Per Focus Report	40,910	(	13,656)
Per Audited Report - Haircut on Securities	-		
Per Focus Report		(	-)
Per Audited Computation			$ 27,564

We found no material inadequacies in our examination of the financial reports for the year ended December 31, 2001.

Raphael and Raphael LLP

Raphael and Raphael LLP


Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

Board of Directors
Downing & Co., Inc.
Osterville, Massachusetts 02655

In planning and performing our audit of the financial statements of Downing & Co., Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Since the Company does not hold securities, consideration of procedures to safeguard securities was unnecessary.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Downing & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a- 5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 20, 2002